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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

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                               SCHEDULE 14D-9
        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

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                    GENERAL EMPLOYMENT ENTERPRISES, INC.
                         (NAME OF SUBJECT COMPANY)

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                    GENERAL EMPLOYMENT ENTERPRISES, INC.
                    (NAMES OF PERSON(S) FILING STATEMENT)

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                         COMMON STOCK, NO PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

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                                  369730106
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

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                           HERBERT F. IMHOFF, JR.
       CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE OFFICER AND
                                  PRESIDENT
                    GENERAL EMPLOYMENT ENTERPRISES, INC.
                               ONE TOWER LANE
                                 SUITE 2200
                         OAKBROOK TERRACE, IL  60181
                               (630) 954-0400
     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING
                                 STATEMENT)

                              WITH A COPY TO:

                           STEVE E. ISAACS, ESQ.
                             SCHIFF HARDIN LLP
                              6600 SEARS TOWER
                          CHICAGO, ILLINOIS 60606
                              (312) 258-5500


   [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.






        The following is a press release issued by General Employment Enterprises, Inc. on March 30, 2009 announcing the proposed share purchase and tender offer.


                       [General Employment letterhead]

   FOR IMMEDIATE RELEASE:                            March 30, 2009


   COMPANY:  General Employment Enterprises, Inc.

   CONTACT:  Herbert F. Imhoff, Jr.
             Chief Executive Officer and President
             Phone: (630) 954-0495  Fax: (630) 954-0595
             E-mail: invest@genp.com


                     GENERAL EMPLOYMENT SIGNS DEFINITIVE
                    AGREEMENT TO SELL CONTROL TO PSQ, LLC


        OAKBROOK TERRACE, IL -- General Employment Enterprises, Inc. (NYSE Amex: JOB) announced today that it has signed a definitive securities purchase and tender offer agreement under which PSQ, LLC will acquire a controlling interest in General Employment.

        Under the terms of the agreement, PSQ has agreed to (1) purchase from General Employment 7,700,000 newly issued shares of Common Stock of General Employment at a purchase price of $0.25 per share for a total purchase price of $1,925,000, and (2) commence a cash tender offer to purchase from General Employment's shareholders up to 2,500,000 outstanding shares of Common Stock at a purchase price of $0.60 per share. If more than 2,500,000 shares of Common Stock are tendered in the tender offer, the number of shares tendered by each tendering shareholder will be cut back proportionately by a percentage amount equal to the quotient of 2,500,000 over the number of shares of Common Stock tendered in the tender offer.

        The transaction documents also provide that, upon the closing of the share purchase and the tender offer, (1) Sheldon Brottman, Edward Hunter, Thomas Kosnik and Kent Yauch will resign from General Employment's Board of Directors, and their vacancies will be filled with the appointments of Stephen Pence, Charles (Chuck) W.B. Wardell III and Jerry Lancaster to the Board, (2) Herbert F. Imhoff, Jr. will resign as Chief Executive Officer and President of the Company and will resign his office as Chairman of the Board of Directors (but will remain as a member of the Board), and will also terminate his employment agreement with General Employment and enter into a consulting agreement with General Employment, (3) Ronald E. Heineman will be appointed to serve as Chief Executive Officer and President of the Company, and (4) Stephen Pence will be appointed to serve as Chairman of the Board of Directors of the Company.




        The transactions have been approved by the board of directors of General Employment and by the member-manager of PSQ, and are not contingent on receipt of financing by PSQ. The share purchase and the tender offer are subject to certain customary closing conditions, including receipt of approval from General Employment's shareholders in favor of the share purchase. The consummation of the tender offer is not subject to any condition regarding any minimum number of shares being validly tendered in the offer.

        General Employment expects the tender offer to be commenced by PSQ not later than April 13, 2009. The tender offer will remain open for 75 days from commencement, subject to extension under certain circumstances.

        Prairie Capital Advisors, Inc. acted as financial advisor and Schiff Hardin LLP acted as legal counsel to General Employment. The Law Office of Gregory Bartko, LLC of Atlanta, Georgia acted as legal counsel to PSQ.

   ABOUT GENERAL EMPLOYMENT

        General Employment provides professional staffing services through a network of 16 branch offices located in nine states, and specializes in information technology, accounting and engineering placements.

   ADDITIONAL INFORMATION ABOUT THE TENDER OFFER AND SHARE PURCHASE MERGER AND WHERE TO FIND IT

        This press release is being made in connection with the proposed share purchase from General Employment by PSQ and the proposed tender offer for shares of General Employment to be made by PSQ. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of General Employment Common Stock will be made only pursuant to an offer to purchase on Schedule TO and related materials that PSQ intends to file with the Securities and Exchange Commission (the "SEC"). In connection with the tender offer, PSQ will file with the SEC a tender offer statement and related offer to purchase on Schedule TO that provides the terms of the tender offer and General Employment will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 and a related information statement, as well as a proxy statement relating to shareholder approval of the proposed share purchase. Shareholders and investors are urged to read these documents carefully and in their entirety if and when they become available because they will contain important information about the tender offer and/or the proposed share purchase.

        When the offer to purchase, solicitation/recommendation statement, proxy statement and/or information statement become available, they will be mailed to General Employment shareholders who are entitled to receive such documents. In addition, the tender offer statement and related offer to purchase, solicitation/recommendation statement, proxy statement and/or information statement as well as other filings containing information about General Employment, the tender offer and the share purchase, if and when filed with the SEC, will be available free of charge at the SEC's Internet Web site, www.sec.gov. In addition, investors and shareholders may obtain free copies of the solicitation/recommendation statement, proxy statement and/or information statement as well as other filings containing information about General Employment, the tender offer and the share purchase that are filed with the SEC by General Employment, if and when available, by contacting Kent Yauch, Chief Financial Officer, at
   (630) 954-0495.

        General Employment and its directors and officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the proxy statement that will be used in connection with the share purchase. Information regarding General Employment's directors and executive officers is detailed in its proxy statements and annual reports on Form 10-KSB, previously filed with the SEC, and the proxy statement, when filed, relating to the share purchase, when it becomes available.

   FORWARD-LOOKING STATEMENTS

        The statements made in this press release which are not historical facts are forward-looking statements within the meaning of
   Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding the commencement of, and the acquisition of shares pursuant to, the tender offer, the consummation of the share purchase, the filing of documents and information with the SEC, other future or anticipated matters regarding the transactions discussed in this release and the timing of such matters. Such forward-looking statements often contain or are prefaced by words such as "will" and "expect." As a result of a number of factors, our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause our actual results to differ materially from those in the forward-looking statements include, without limitation: (1) the risk that the conditions to the closing of the tender offer or the share purchase set forth in the securities purchase and tender offer agreement will not be satisfied,
   (2) changes in General Employment's business during the period between the date of this press release and the closing, (3) obtaining regulatory approvals (if required) for the transaction, (4) the risk that the transactions will not be consummated on the terms or timeline first announced, and (5) those factors set forth under the heading "Forward-Looking Statements" in our annual report on Form 10-KSB for the fiscal year ended September 30, 2008, and in our other filings with the SEC. General Employment is under no obligation to (and expressly disclaims any such obligation to) and does not intend to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.